Report of Independent Registered
Public Accounting Firm

The Board of Directors of
The Dreyfus/Laurel Funds Trust:
We have examined management's assertion,
included in the accompanying Management
Statement Regarding Compliance With Certain
Provisions of the Investment Company Act of 1940,
that The Dreyfus/Laurel Funds Trust (the
"Company"), comprised of Dreyfus High Yield
Fund (the "Fund"), complied with the requirements
of subsections (b) and (c) of Rule 17f-2 under the
Investment Company Act of 1940 as of December
31, 2013, and from June 30, 2013 through
December 31, 2013, with respect to securities
reflected in the investment accounts of the Fund.
Management is responsible for the Fund's
compliance with those requirements.  Our
responsibility is to express an opinion on
management's assertion about the Fund's
compliance based on our examination.
Our examination was conducted in accordance with
the standards of the Public Company Accounting
Oversight Board (United States) and, accordingly,
included examining, on a test basis, evidence about
the Fund's compliance with those requirements and
performing such other procedures as we considered
necessary in the circumstances.  Included among our
procedures were the following tests performed as of
December 31, 2013 and with respect to agreement
of security purchases and sales, for the period from
June 30, 2013, the date of our last examination,
through December 31, 2013:
1.	Examination of The Bank of New York
Mellon's (the "Custodian") security position
reconciliations for all securities held by sub
custodians and in book entry form;
2.	Confirmation of all securities hypothecated,
pledged or placed in escrow with brokers;
3.	Reconciliation between the Fund's
accounting records and the Custodian's
records as of December 31, 2013;
4.	Agreement of pending purchase activity for
the Fund as of December 31, 2013 to
documentation of corresponding subsequent
bank statements;
5.	Agreement of pending sale activity for the
Fund as of December 31, 2013 to
documentation of corresponding subsequent
bank statements;
6.	Agreement of a minimum of five purchases
and five sales, including at least one
transaction per Fund, from the period June
30, 2013, the date of our last examination,
through December 31, 2013 from the books
and records of the Company to the bank
statements noting that they had been
accurately recorded and subsequently
settled;
7.	Review of the BNY Mellon Asset Servicing
Report on Controls Placed in Operation and
Tests of Operating Effectiveness ("SOC 1
Report") for the period January 1, 2013 to
December 31, 2013 and noted no relevant
findings were reported in the areas of Asset
Custody and Control.
We believe that our examination provides a
reasonable basis for our opinion. Our examination
does not provide a legal determination on the
Fund's compliance with specified requirements.
In our opinion, management's assertion that the
Fund complied with the requirements of subsections
(b) and (c) of Rule 17f-2 of the Investment
Company Act of 1940 as of December 31, 2013,
and from June 30, 2013 through December 31,
2013, with respect to securities reflected in the
investment accounts of the Fund is fairly stated, in
all material respects.
This report is intended solely for the information
and use of management and the Board of Trustees
of The Dreyfus/Laurel Funds Trust, and the
Securities and Exchange Commission and is not
intended to be and should not be used by anyone
other than these specified parties.
/s/ KPMG LLP
New York, New York
March 31, 2014

Management Statement Regarding Compliance
With
Certain Provisions of the Investment Company
Act of 1940

Management of Dreyfus High Yield Fund, a series of The Dreyfus/Laurel Funds Trust, (the "Fund"), is responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of
Investments by Registered Management Investment
Companies," of the Investment Company Act of
1940. Management is also responsible for establishing and maintaining effective internal controls over compliance with those requirements.
Management has performed an evaluation of the Fund's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of December 31, 2013 and from June 30, 2013 through
December 31, 2013.
Based on the evaluation, Management asserts that the Fund was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of December
31, 2013 and from June 30, 2013 through December
31, 2013 with respect to securities reflected in the investment account of the Fund.

The Dreyfus/Laurel Funds Trust


Jim Windels
Treasurer

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